

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2021

Michael Stock
Chief Financial Officer
Liberty Oilfield Services, Inc.
950 17th Street
Suite 2400
Denver, CO 80202

       Re: Liberty Oilfield Services, Inc.
          Form 10-K for the Year Ended December 31, 2020
          Filed February 24, 2021
          File No. 001-38081

Dear Mr. Stock:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation